Exhibit 99.1

Transaction Bonus Plan Form Award Letter

[DATE]

Mr./Ms. ______________
INSERT ADDRESS

Re:	Transaction Bonus Plan

Dear ______________:

It is my pleasure to inform you that you are eligible to participate in the Safeguard Scientifics, Inc. Transaction Bonus Plan (the “Plan”). The purpose of the Plan is to provide you with an incentive to enhance stockholder value in connection with the Board’s strategic plan regarding asset sales (the “Strategic Plan”). As a valued member of the team, we want you to stay with the Company and support us as we implement the Strategic Plan and any transactions thereunder to benefit the Company and its shareholders. Any capitalized terms used but not defined herein will have the meanings set forth in the Plan. A copy of the Plan is enclosed for your reference.

The Plan details are set forth below:

General

You may be eligible to receive a payment under the Plan (the “Award”), as set forth below. Since the opportunity to participate in the Plan is being offered to a limited number of employees of the Company, you should treat your participation in the Plan, and any Award under it, with appropriate sensitivity and confidentiality. This Plan does not form any part of your contractual terms and conditions of employment and does not guarantee employment for any particular time or alter the nature of your employment with the Company.

Award Payments

At the discretion of the Board, you may receive a portion of the Bonus Pool under the Plan, subject to normal tax and payroll deductions. Please note that the Board may amend the Award at any time, and you have no right to receive the Award until you receive an actual payment.

The terms and conditions for the Award are as follows:

Unless the Board provides otherwise, if, prior to the closing of the Sale Transactions and until the payment date, you cease to remain in Continuous Service to the Company for any reason, you will no longer participate in the Plan, and no Award, partial or otherwise, will be made to you under the Plan. However, a period of approved absence or a change in role will not affect your eligibility for the Award.

To the extent that the Award becomes due hereunder, it will be paid within 60 days after the determination in a single lump sum.

Miscellaneous

This letter agreement describing the Plan, represents the entire agreement of the parties concerning your potential Award and the other matters covered herein. The Award is subject to all terms of the Plan. Neither party is relying upon any representation, understanding, undertaking, promise, commitment, communication or agreement, whether written or oral, not set forth in this letter agreement, and each party expressly disclaims any reliance on any of the foregoing.

Please note that the Award will not be considered part of your earnings for purposes of calculating any other current or future benefits under any compensation or benefit programs maintained or sponsored by the Company, including the 401(k) plan.

The Award is subject to applicable federal, state and local tax reporting and withholding requirements. This letter agreement shall be interpreted such that the Award made under the Plan complies with, or is exempt from, Section 409A of the Internal Revenue Code. To the extent that the Company determines that the Award constitutes deferred compensation (within the meaning of Section 409A), such payment or benefit shall be made at such times and in such forms as the Company determines are required to comply with Section 409A. However, nothing in this letter agreement shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) from you to the Company or to any other individual or entity, and the Company shall not pay any additional payment or benefit in the event that the Company changes the time or form of your payments or benefits in accordance with this section.

Applicable Law

All questions concerning the construction, validity and interpretation of this letter agreement shall be governed by the laws of the State of Pennsylvania, without regard to any conflicts or choice of law rules or principles.

Please sign and return one copy of this letter agreement. By doing so, you acknowledge that you have received sufficient information regarding the Plan. If you have any questions, please contact us at 610-293-0600.

Sincerely, Chairman of the Compensation Committee of the Board

ACCEPTED:

____________________________

Date:   [_______]

Enclosure